Exhibit 99.1

News Release #11/2013 2013-06-25

Baja Mining Signs Option Agreement

Vancouver, June 25, 2013 - Baja Mining Corp. ("Baja") (TSX: BAJ - OTCQB: BAJFF) is pleased to announce that it has entered into an option agreement (the “Agreement”) whereby it can earn up to an 80% interest in Cinto Colorado S. de R.L. de C.V. (“Cinto”), a private Mexican company. Cinto’s main asset is a surface lease (the “Lease”) which entitles Cinto to process and/or sell tailings and slag now stored on the lands (the “Lands”) subject to the Lease. Baja’s preliminary due diligence review indicates the tailings and slag contain significant residual copper and cobalt.

The Lands are situated within Santa Rosalia, Baja California Sur, Mexico and are adjacent to the existing Boleo Project of Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”). Baja has a significant knowledge base in this area as it already owns a 15.7% interest in MMB and was a prior operator of MMB. However, Cinto and MMB and their respective projects are not related.

This region of Mexico has experienced considerable mining activities dating back to the mid-1860’s. A prior operator of the Boleo Mine created the slag from 1866 to 1947 from blast furnace and copper reverb operations. Low grade stockpiles from the Boleo Mine were processed by a third party between 1962 and 1972 using a LPF (leach/precipitation/flotation) plant to create the tailings. The slag and tailings are on surface and are easily accessed by road.

“This Agreement represents an opportunity for Baja to generate positive cash flow relatively quickly,” said Tom Ogryzlo, Baja’s Interim CEO. “Baja can use its knowledge of the region and its extensive process expertise to advance this project as a low risk, low cost mining project.”

Under the Agreement, for Baja to exercise its right to acquire the interest in Cinto it is required to:

  Pay US$72,000 to Cinto (already paid);

  Deliver an NI 43-101 compliant Preliminary Feasibility Study (“PFS”), on or before October 27, 2013;

  Deliver an NI 43-101 compliant Definitive Feasibility Study (“DFS”) on or before eight months following the delivery of the PFS; and

  If needed, complete a financing on or before six months following the delivery of the DFS, equal to the minimum amount estimated in the DFS needed to implement the DFS’ recommendations.

It is anticipated that as part of the PFS, the Company will evaluate production and marketing alternatives, with the goal of identifying the most economical and lowest risk alternative for development of the project. Baja has commenced work to conclude legal due diligence pertaining to title, licenses and environmental issues.

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News Release #11/2013 2013-06-25

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This news release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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